Exhibit (a)(1)(I)

TO:	Employees Who Chose Not to Participate in the Fairchild Stock Option Exchange Program
FROM:	Kevin London, SVP of Corporate Human Resources
RE:	Confirmation of Non-Participation in the Fairchild Stock Option Exchange Program
DATE:	[ ], 2009

You did not participate in the Fairchild Stock Option Exchange Program. Therefore, your existing stock option grants will not change. If you have any questions please call BNY Mellon Shareowner Services at 1-866-223-7524 (from the United States or Canada) or at 1-201-680-6892 (collect, from outside the United States or Canada).